Filed Pursuant to 424(b)(3)
Registration No. 333-229213

PROSPECTUS SUPPLEMENT NO. 1
TO PROSPECTUS DATED APRIL 2, 2019
AMERICAN DEPOSITARY SHARES
REPRESENTING CLASS A ORDINARY SHARES
This Prospectus Supplement No. 1 supplements the prospectus, dated April 2, 2019, relating to the resale, from time to time, of the American Depositary Shares, or ADSs, each representing one Class A Ordinary Share, being offered by the selling shareholders identified therein. This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in connection with the prospectus, including any amendments or supplements thereto. If there is any inconsistency between the information in the prospectus and this Prospectus Supplement No. 1, you should rely on the information in this Prospectus Supplement No. 1.
Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of the prospectus to read about factors you should consider before purchasing any of our securities.
This Prospectus Supplement No. 1 is filed for the purpose of including in the prospectus the information reported in a Current Report on Form 6-K, which was filed with the U.S. Securities and Exchange Commission on April 15, 2019.
Neither the U.S. Securities and Exchange Commission nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
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The date of this Prospectus Supplement No. 1 is April 15, 2019

INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT
Announcement of Proposed Public Offering of ADSs by Existing Shareholders
On April 15, 2019, Endava plc (“Endava”), announced the launch of a proposed underwritten public offering of 5,000,000 American Depositary Shares (“ADSs”), each representing one Class A ordinary share of Endava, all of which are being offering by existing shareholders of Endava. Such selling shareholders are also expected to grant the underwriters a 30-day option to purchase up to an additional 750,000 ADSs. Endava will not receive any of the proceeds from the offering. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed or as to the actual size or terms of the offering.
This Prospectus Supplement No. 1 shall not constitute an offer to sell or the solicitation of an offer to buy any of these securities.
Appointment of Executive Officer
On April 12, 2019 the Board of Directors of Endava ratified and approved the appointment of Rohit Bhoothalingam, age 46, as its General Counsel. Prior to joining Endava, Mr. Bhoothalingam served as the Associate General Counsel for VEON, a Nasdaq and Euronext-listed digital and telecommunications company from October 2016 until August 2018. From December 2008 to November 2014, Mr. Bhoothalingam was the Group General Counsel at London Mining Plc, a global mining company, and from December 2014 to July 2016, he served as Consulting General Counsel at London Mining Plc. Mr. Bhoothalingam studied law at Cambridge University and holds a Masters in Law from Georgetown University Law Center.